UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

Commission File Number: 1-3950

FORD MOTOR COMPANY SAVINGS AND STOCK
INVESTMENT PLAN FOR SALARIED EMPLOYEES
(Full title of the plan)

FORD MOTOR COMPANY
One American Road
Dearborn, Michigan 48126

(Name of the issuer of the securities held
pursuant to the plan and the address of
its principal executive office)

Required Information

Financial Statements and Schedules

Statements of Net Assets Available for Benefits, as of December 31, 2014 and December 31, 2013

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2014

Schedule of Non-exempt Transactions for the year ended December 31, 2014

Schedule of Assets Held at End of Year as of December 31, 2014

EXHIBITS

Designation	Description	Method of Filing

Exhibit 23	Consent of Plante & Moran, PLLC	Filed with this Report

Signature

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FORD MOTOR COMPANY SAVINGS AND STOCK INVESTMENT PLAN FOR SALARIED EMPLOYEES

Date: June 25, 2015	By:	/s/Robin Wood
Robin Wood,
Member,
Ford Motor Company Savings and Stock Investment Plan for Salaried Employees Committee

EXHIBIT INDEX

Designation	Description

Exhibit 23	Consent of Plante & Moran, PLLC

Ford Motor Company
Savings and Stock Investment Plan
for Salaried Employees

Financial Report

December 31, 2014

Ford Motor Company
Savings and Stock Investment Plan for Salaried Employees

Contents

Report Letter	1

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-14

Schedule of Nonexempt Transactions	Schedule 1

Schedule of Assets Held at End of Year	Schedule 2

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator
Ford Motor Company Savings and Stock Investment Plan for Salaried Employees

We have audited the accompanying statements of net assets available for benefits of the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees (the “Plan”) as of December 31, 2014, and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2014, and 2013, and the changes in net assets for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2014 and the schedule of nonexempt transactions for the year ended December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC
Southfield, Michigan

June 25, 2015

Ford Motor Company
Savings and Stock Investment Plan for Salaried Employees

Statement of Net Assets Available for Benefits
(in thousands)

	December 31
	2014	2013
Assets
Participant-directed investments:
Investment in Ford Defined Contribution Plans
Master Trust (Note 3)	$9,399,122	$8,910,923
Participant notes receivable	95,503	95,198
Contributions receivable:
Employee	13,888	13,286
Employer	6,266	5,919

Total contributions receivable	20,154	19,205

Net Assets Reflecting All Investments at Fair Value	9,514,779	9,025,326

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(22,671)	(18,622)

Net Assets Available for Benefits	$9,492,108	$9,006,704

See Notes to Financial Statements

Ford Motor Company
Savings and Stock Investment Plan for Salaried Employees

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2014
(in thousands)

Additions
Employee contributions	$317,342
Employer contributions	112,606

Total contributions	429,948

Net investment gain from interest in Ford Defined Contribution Plans Master Trust (Note 3)	480,973
Interest on participant notes receivable	3,093

Total additions	914,014

Deductions
Withdrawal of participants' accounts	(415,962)
Ford Stock dividend payments to participants	(8,004)
Administrative expenses	(4,644)

Total deductions	(428,610)

Net Increase in Net Assets Available for Benefits	485,404

Net Assets Available for Benefits
Beginning of year	9,006,704

End of year	$9,492,108

See Notes to Financial Statements

Ford Motor Company
Savings and Stock Investment Plan for Salaried Employees

Notes to Financial Statements
December 31, 2014 and 2013

Note 1 - Description of the Plan

The following description of the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees (the “Plan”) provides only general information. Participants should refer to the provisions of the Plan, which are governed in all respects by the detailed terms and conditions contained in the Plan document. The Plan was established effective February 1, 1956.

Type and Purpose of the Plan - The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible salaried employees of Ford Motor Company (the “Company”) and to provide them with an opportunity to become stockholders of the Company. The Plan includes provisions for voting shares of Company stock. It is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), applicable to defined contribution pension plans.

Eligibility - With certain exceptions, regular full-time salaried employees are eligible to participate in the Plan immediately following their date of hire or rehire, and are immediately eligible for any applicable company matching contributions. Certain other part-time and temporary employees also may be eligible to participate in the Plan. Participants are automatically enrolled in the Plan at a contribution rate of 5 percent of their base salary, though they may elect to cancel or change their automatic enrollment rate.

Contributions and Vesting - Participants can contribute to the Plan on a pre-tax, Roth, and/or after-tax basis, subject to federal tax law and plan limits. Participants may also elect to contribute all, or a portion, of their distributions under the Company’s Annual Incentive Compensation Plan and the Ford Motor Credit Company’s Variable Incentive Plan. A contribution in an amount corresponding to each election is made by the Company to the Plan on the participant’s behalf. Subject to limits under the Internal Revenue Code of 1986, as amended (the "Code"), pre-tax contributions are excluded from the participant’s federal and most state and local taxable income. The Company makes matching contributions at a rate of $0.90 for each dollar contributed up to 5 percent of participants' base salary deferred.

Subject to provisions of the Plan, participants may elect to roll over amounts from other eligible retirement plans or arrangements in accordance with the Code. For the year ended December 31, 2014, transfers from other eligible retirement plans or arrangements totaled $27.2 million, which are included in employee contributions in the Statement of Changes in Net Assets Available for Benefits. In addition to traditional rollovers from other eligible retirement plans, these transfers included rollovers of lump sum distributions from the Ford Motor Company General Retirement Plan (“GRP”), a defined benefit plan sponsored by the Company, which are permissible under the provisions of the plan document. Rollovers from the GRP may not be invested in the Ford Stock Fund.

Participants are fully vested in account balances related to their pre-tax, Roth, and after-tax contributions and earnings thereon. Pre-tax assets, Roth assets, after-tax assets, and assets resulting from Company matching contributions are accounted for separately.

Company matching contributions vest three years after the original date of hire. At that time, all assets attributable to Company matching contributions held in participants’ accounts become vested, and all future contributions vest when they are made.

Ford Motor Company
Savings and Stock Investment Plan for Salaried Employees

Notes to Financial Statements
December 31, 2014 and 2013

Note 1 - Description of the Plan (Continued)

Distributions - In-service withdrawals of vested company matching contributions are permissible for participants who are at least 59-1/2 years of age. Withdrawal of such contributions for participants less than 59-1/2 years of age is limited to those contributions that have been in the Plan for two years following the end of the year in which the contributions were made.

Pre-tax or Roth assets may not be withdrawn by participants until the termination of their employment or until they reach 59-1/2 years of age, except in the case of personal financial hardship.

After-tax assets can be withdrawn at any time without restriction.

Distribution options include lump-sum, partial or installment payments. Eligible rollover distributions can be rolled over to an IRA or another employer's eligible retirement plan.

Activity for participants in the Ford Stock Fund who have elected to receive dividends paid in the form of cash instead of purchasing additional shares is reported in the Statement of Changes in Net Assets Available for Benefits.

Participant Accounts - A participant’s account balance is comprised of employee contributions, Company matching contributions, if any, and investment income earned from the individual investment options selected by the participant. In the absence of participant investment directions, contributions are invested in a target date retirement fund, a qualified default investment alternative (“QDIA”) prescribed by final regulations issued by the Department of Labor. The benefit to which a participant is entitled is determined from the participant’s vested account balance.

Master Trust Investment Options and Participation - Participant contributions and Company matching contributions are invested in accordance with the participant’s election in one or more investments, which are held in the Ford Defined Contribution Plans Master Trust (the “Master Trust”) (see Note 3).

Transfer of Assets - The Plan permits the transfer of assets among investment options held by the Master Trust, subject to certain trading restrictions imposed on some of the investment options.

Participant Notes Receivable - The Plan permits participants to borrow from their pre-tax, Roth, after-tax, and rollover accounts. Monthly notes receivable interest rates related to these borrowings are based on the Prime rate published in The Wall Street Journal on the last business day of the prior month. Participant notes receivable are collateralized by the participant’s account balance.

A participant is eligible to take out one note receivable per calendar year and to have only four notes receivable outstanding at any one time. General notes receivable may be for a minimum of one year, but not exceeding five years. Notes receivable related to the purchase of a primary residence may be for a maximum of ten years.

Forfeitures and Plan Administration Expenses - The Plan permits the Company to use assets forfeited by participants to pay plan administrative expenses and, to the extent not used to pay such expenses, to reduce the Company’s future contributions to the Plan.

Ford Motor Company
Savings and Stock Investment Plan for Salaried Employees

Notes to Financial Statements
December 31, 2014 and 2013

Note 1 - Description of the Plan (Continued)

To the extent that forfeited assets are not available to pay certain administrative expenses, the Company pays such expenses directly.

Related Party Transactions - Certain Master Trust investment options are investment products managed by State Street Global Advisors (“SSgA”), which is the investment management division of State Street Bank and Trust Company, a wholly owned subsidiary of State Street Corporation. State Street Bank and Trust Company is the trustee, as defined by the Plan, and the disbursement agent. Additionally, BlackRock Institutional Trust Company, N.A., Evercore Trust Company, N.A., and SSgA are paid investment management fees by the Company on behalf of the Plan. Further, certain transactions that occurred in 2011 and 2012, and that were identified during 2015, are being treated as inadvertent, immaterial loans and will be corrected as such in 2015.

Note 2 - Summary of Significant Accounting Policies

Investment Valuation and Income Recognition - The fair value of the Plan's interest in the Master Trust is based on the beginning of the year value of the Plan's interest in the trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expense (see Note 3).

Investments held by the Master Trust are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date.

Participant Notes Receivable - Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.

Investment Contracts - The Master Trust, through its investment in the Interest Income Fund, invests in synthetic guaranteed investment contracts (“synthetic GICs”). A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio of high-quality, short to intermediate-term fixed-income securities and money market accounts. The Master Trust purchases a wrap contract from insurance companies and financial services institutions.

A synthetic GIC credits a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration of the covered investments through the calculation of the interest rate applicable to the Master Trust on a prospective basis. Synthetic GICs provide for a variable crediting rate, which resets on some periodic basis. The crediting rate set by the wrap contracts resets quarterly. The quarterly crediting rate set by the wrap contracts does not include the short-term investments (e.g., money market account) used for benefit-responsive events. While the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero, the actual quarterly interest rate credited to the Master Trust is impacted by the current yield of the short-term investments used for benefit-responsive events.

Ford Motor Company
Savings and Stock Investment Plan for Salaried Employees

Notes to Financial Statements
December 31, 2014 and 2013

Note 2 - Summary of Significant Accounting Policies (Continued)

The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation.

The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically, but in no event is the crediting rate less than zero percent.

Certain events limit the ability of the Master Trust to transact at contract value with the insurance company and the financial institution issuer. Such events include the following: (i) material amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan; (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Interest Income Fund or the Plan; or (vi) the delivery of any communication to plan participants designed to influence a participant not to invest in the Interest Income Fund. The plan administrator does not believe that the occurrence of any such event, which would limit the Master Trust’s ability to transact at contract value, is probable.

The synthetic investment contracts generally impose conditions on both the Master Trust and the issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Master Trust to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; has a decline in its long-term credit rating below a threshold set forth in the contract; is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Master Trust were unable to obtain a replacement investment contract, withdrawing plans may experience losses if the value of the Master Trust’s assets no longer covered by the contract is below contract value. The Master Trust may seek to add additional issuers over time to diversify the Master Trust’s exposure to such risk, but there is no assurance the Master Trust may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Master Trust unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default.

Ford Motor Company
Savings and Stock Investment Plan for Salaried Employees

Notes to Financial Statements
December 31, 2014 and 2013

Note 2 - Summary of Significant Accounting Policies (Continued)

If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Master Trust the excess, if any, of contract value over market value on the date of termination. If a synthetic GIC terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Master Trust the cost of acquiring a replacement contract (i.e., replacement cost) within the meaning of the contract.

If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Master Trust to the extent necessary for the Master Trust to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.

Since synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the synthetic GICs. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

	2014	2013
Average yield for synthetic GICs:
Based on actual earnings	1.39%	1.32%
Based on interest rate credited to participants	1.73%	1.72%

Contributions - Contributions to the Plan from participants and, when applicable, from the Company and participating subsidiaries (as defined in the Plan) are recorded in the period that payroll deductions are made from plan participants.

Payment of Benefits - Benefits are recorded when paid.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties - The Master Trust’s invested assets consist of company stock, equity and fixed-income mutual funds, equity, fixed-income and real asset commingled institutional pools, and synthetic GIC investments. Investment securities are exposed to various risks, such as interest rate, market, and credit.

Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Ford Motor Company
Savings and Stock Investment Plan for Salaried Employees

Notes to Financial Statements
December 31, 2014 and 2013

Note 3 - The Master Trust

The Company established the Master Trust pursuant to a trust agreement between the Company and State Street Bank and Trust Company, as trustee, in order to permit the commingling of trust assets of several employee benefit plans for investment and administrative purposes. The assets of the Master Trust are held by State Street Bank and Trust Company.

Employee benefit plans participating in the Master Trust as of December 31, 2014 and 2013 include the following defined contribution plans:

•	Ford Motor Company Savings and Stock Investment Plan for Salaried Employees
•	Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees
•	Ford Retirement Plan

All transfers to, withdrawals from, or other transactions regarding the Master Trust shall be conducted in such a way that the proportionate interest in the Master Trust of each plan and the fair market value of that interest may be determined at any time.

The interest of each such plan shall be debited or credited (as the case may be) (i) for the entire amount of every contribution received on behalf of such plan (including participant contributions), every distribution, or other expense attributable solely to such plan, and every other transaction relating only to such plan; and (ii) for its proportionate share of every item of collected or accrued income, gain or loss, and general expense, and of any other transactions attributable to the Master Trust or that investment option as a whole.

A summary of the net assets of the Master Trust as of December 31, 2014 and 2013 is as follows (in thousands):

	2014	2013
Investments - Fair value:
Mutual funds	$2,581,443	$2,701,877
Ford Stock Fund	3,458,363	3,547,903
Common and commingled institutional pools	5,656,323	4,709,182
Interest Income Fund	2,342,486	2,412,487

Total master trust investments at fair value	14,038,615	13,371,449

Unsettled trades - Net	(590)	(65)

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(38,181)	(31,457)

Total master trust net assets	$13,999,844	$13,339,927

Ford Motor Company
Savings and Stock Investment Plan for Salaried Employees

Notes to Financial Statements
December 31, 2014 and 2013

Note 3 - The Master Trust (Continued)

During the year ended December 31, 2014, the Master Trust investment gain was comprised of the following (in thousands):

Net realized and unrealized gains:
Mutual funds	$77,158
Ford Stock Fund - Ford common stock	27,063
Common and commingled institutional pools	310,367
Interest Income Fund - Security-backed contracts	34,711

Total net realized and unrealized gains	449,299

Dividend and Other income	245,838

Total master trust investment gain	$695,137

The Plan's interest in the Master Trust represented approximately 67 percent of the total assets in the Master Trust at December 31, 2014 and 2013.

Note 4 - Fair Value Disclosures

Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

In determining fair value, various valuation techniques are utilized and observable inputs are prioritized. The availability of observable inputs varies from instrument to instrument and depends on a variety of factors including the type of instrument, whether the instrument is actively traded, and other characteristics particular to the transaction. For many financial instruments, pricing inputs are readily observable in the market, the valuation methodology used is widely accepted by market participants, and the valuation does not require significant management discretion. For other financial instruments, pricing inputs are less observable in the marketplace and may require management judgment.

The inputs used to measure fair value are assessed using a three-tier hierarchy based on the extent to which inputs used in measuring fair value are observable in the market. Level 1 inputs include quoted prices in active markets for identical instruments and are the most observable. Level 2 inputs include quoted prices for similar assets and inputs such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are not observable in the market and include management's judgments about the assumptions market participants would use in pricing the asset. In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.

Ford Motor Company
Savings and Stock Investment Plan for Salaried Employees

Notes to Financial Statements
December 31, 2014 and 2013

Note 4 - Fair Value Disclosures (Continued)

The following valuation methodologies have been used to value the underlying investments in the Master Trust:

Mutual Funds – These investments are valued on the basis of quoted year-end market prices.

Ford Stock Fund – The Ford Stock Fund is a unitized account that is comprised primarily of Ford Motor Company common stock, except a small portion of the fund is invested in a money market fund to provide liquidity for daily activity. The Ford Stock Fund consists of assets from the following sources: employee contributions (including certain rollovers), employee loan repayments, exchanges into the fund from other investment options, Company matching contributions (vested and unvested), earnings and dividends. Ford Motor Company common stock is valued on the basis of quoted year-end market prices and the money market fund is valued at the net asset value per share, which is based on the fair value of the underlying net assets. Transactions within this fund are considered related party transactions to the Plan.

Common and Commingled Institutional Pools - The common and commingled institutional pool investments are valued at the net asset value per share of the individual collective pools included in each respective fund, which are based on the fair value of the underlying net assets.

Interest Income Fund - The Interest Income Fund, which invests in fully-benefit responsive synthetic investment contracts, is stated at contract value. Contract value represents investments at cost, plus accrued interest income, less amounts withdrawn to pay benefits. The fair value of the Interest Income Fund is based on the fair value of the underlying net assets, which are security-backed contracts (also known as synthetic guaranteed investment contracts), a money market fund and wrap contracts. The securities underlying the security-backed contracts include government securities (33 percent), mortgage-backed securities (27 percent), corporate bonds (22 percent), asset-backed securities (10 percent), Cash/Cash Equivalents (7 percent), and municipal bonds (1 percent) and are valued using quoted market prices and/or other market data for the same or comparable instruments and transactions in establishing the prices, discounted cash flow models, and other pricing models.

These models are primarily industry-standard models that consider various assumptions, including time value and yield curve as well as other relevant economic measures. The money market fund is valued at the net asset value per share, which is based on the fair value of the underlying net assets. The fair value of wrap contracts provided by a security-backed contract issuer is the present value of the difference between the current wrap fee and the contracted wrap fee.

Ford Motor Company
Savings and Stock Investment Plan for Salaried Employees

Notes to Financial Statements
December 31, 2014 and 2013

Note 4 - Fair Value Disclosures (Continued)

Disclosures concerning assets measured at fair value on a recurring basis are as follows (in thousands):

Assets Measured at Fair Value at December 31, 2014

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets - Master Trust investments:

Mutual funds - Equity investments	$2,581,443	$-	$-	$2,581,443

Ford stock fund:
Ford common stock	3,432,052	-	-	3,432,052
Money market fund- Short-term investment (1)	-	26,311	-	26,311

Total Ford stock fund	3,432,052	26,311	-	3,458,363

Common and commingled institutional pools:
Equity investments (2)	-	3,607,807	-	3,607,807
Fixed-income investments (3)	-	960,969	-	960,969
Retirement year-based investments (4)	-	1,087,547	-	1,087,547

Total common and commingled institutional pools	-	5,656,323	-	5,656,323

Interest Income Fund:
Security-backed contracts	-	2,193,113	-	2,193,113
Wrapper contract	-	450	-	450
Money market fund- Short-term investment (1)	-	148,923	-	148,923

Total Interest Income Fund	-	2,342,486	-	2,342,486

Total master trust investments	$6,013,495	$8,025,120	$-	$14,038,615

Ford Motor Company
Savings and Stock Investment Plan for Salaried Employees

Notes to Financial Statements
December 31, 2014 and 2013

Note 4 - Fair Value Disclosures (Continued)

Assets Measured at Fair Value at December 31, 2013

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets - Master Trust investments:
Mutual funds:
Equity investments	$2,460,017	$-	$-	$2,460,017
Fixed-income investments	241,860	-	-	241,860

Total mutual funds	2,701,877	-	-	2,701,877

Ford stock fund:
Ford common stock	3,515,785	-	-	3,515,785
Money market fund- Short-term investment (1)	-	32,118	-	32,118

Total Ford stock fund	3,515,785	32,118	-	3,547,903

Common and commingled institutional pools:
Equity investments (2)	-	3,253,302	-	3,253,302
Fixed-income investments (3)	-	566,970	-	566,970
Retirement year-based investments (4)	-	888,910	-	888,910

Total common and commingled institutional pools	-	4,709,182	-	4,709,182

Interest Income Fund:
Security-backed contracts	-	2,224,255	-	2,224,255
Wrapper contract	-	919	-	919
Money market fund- Short-term investment (1)	-	187,313	-	187,313

Total Interest Income Fund	-	2,412,487	-	2,412,487

Total master trust investments	$6,217,662	$7,153,787	$-	$13,371,449

(1)	This class invests primarily in fixed-income securities, including but not limited to, bonds, notes or other investments such as government securities, commercial paper, certificates of deposit, master notes or variable amount notes, with the objective of providing current income consistent with the preservation of capital and the maintenance of liquidity.

(2)	This class invests primarily in common and commingled institutional pools that invest primarily in equity securities which may include common stocks, options, and futures.

(3)	This class invests primarily in common and commingled institutional pools that invest in a variety of fixed-income investments which may include corporate bonds, both U.S. and non-U.S. government securities, interest rate swaps, options, and futures.

(4)	This class invests primarily in common and commingled institutional pools with investments in both equity and debt securities. The investments may include common stock, corporate bonds, U.S. and non-U.S. government securities, interest rate swaps, options, and futures.

There were no unfunded commitments or redemption restrictions on the investments described above.

The Plan and Master Trust also hold other assets and liabilities not measured at fair value on a recurring basis, including contributions receivable and unsettled trades. The fair value of these assets and liabilities is equal to the carrying amounts in the accompanying financial statements due to the short maturity of such instruments. Under the fair value hierarchy, these financial instruments are valued primarily using Level 3 inputs.

Ford Motor Company
Savings and Stock Investment Plan for Salaried Employees

Notes to Financial Statements
December 31, 2014 and 2013

Note 4 - Fair Value Disclosures (Continued)

The Plan’s policy to recognize transfers between levels of the fair value hierarchy is as of the actual date of the event of change in circumstances that caused the transfer. There were no significant transfers between levels of the fair value hierarchy during 2014.

Note 5 - Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by letter dated September 19, 2013, that the Plan is designed in accordance with applicable sections of the Code. The Plan has since been amended and restated through December 31, 2014. The Company believes that the Plan is currently designed and being operated in compliance with the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

In accordance with guidance on accounting for uncertainty in income taxes, management evaluated the Plan's tax position and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements. The plan administrator believes it is no longer subject to tax examinations for years prior to 2011.

Note 6 - Administration of Plan Assets

The Master Trust assets are held by the trustee of the Plan, State Street Bank and Trust Company. The assets of the Interest Income Fund (the “Fund”) are held by the Fund’s custodian, The Northern Trust Company.

Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan, nor does the Company allocate any costs to the Plan.

Note 7 - Plan Termination

The Company, by action of the Board of Directors, may terminate the Plan at any time. Termination of the Plan would not affect the rights of a participant as to the continuance of investment, distribution or withdrawal of their account balance. Upon termination of the Plan, participants would become fully vested. In the event of termination, all participant notes receivable would become due immediately upon such termination. There are currently no plans to terminate the Plan.

Note 8 - Reconciliation to Form 5500

The net assets on the financial statements differ from the net assets on Form 5500 due to the synthetic GICs held in the Master Trust being recorded at contract value on the financial statements and at fair value on Form 5500. The net assets on the financial statements were lower than those on Form 5500 at December 31, 2014 and 2013 by $22.7 million and $18.6 million, respectively. Additionally, the increase in net assets on Form 5500 for the year ended December 31, 2014 is higher than the financial statements by $4.1 million.

Ford Motor Company
Savings and Stock Investment Plan for Salaried Employees

Schedule of Nonexempt Transactions
Form 5500, Schedule G, Part III
EIN 38-0549190, Plan No. 010
 Year Ended December 31, 2014

(a) Identity of Party Involved		(b) Relationship to Plan, Employer, or Other Party-in-interest	(c) Description of Transactions Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(d) Purchase Price
Ford Motor Company		Plan Sponsor	2011 transaction of $1,520,357.31 treated as inadvertent loan, with an amount involved of $40,154.81		$ -
(e) Selling Price	(f) Lease Rental/Loan Amounts	(g) Expenses Incurred in Connection with Transaction	(h) Cost of Asset	(I) Current Value of Asset	(J) Net Gain (Loss) on Each Transaction
$ -	$1,520,357.31	$ -	$ -	$ -	$ -
(a) Identity of Party Involved		(b) Relationship to Plan, Employer, or Other Party-in-interest	(c) Description of Transactions Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(d) Purchase Price
Ford Motor Company		Plan Sponsor	2012 transaction of $56,763.65 treated as inadvertent loan, with an amount involved of $1,499.21		$ -
(e) Selling Price	(f) Lease Rental/Loan Amounts	(g) Expenses Incurred in Connection with Transaction	(h) Cost of Asset	(I) Current Value of Asset	(J) Net Gain (Loss) on Each Transaction
$ -	$56,763.65	$ -	$ -	$ -	$ -
Note: Reimbursement and earnings related to the transactions were contributed to the Plan in 2015.

Schedule 1

Ford Motor Company
Savings and Stock Investment Plan for Salaried Employees

Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN 38-0549190, Plan 010
December 31, 2014

(a)(b) Identity of Issuer, Lessor, Borrower, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

Participants	Participant notes receivable bearing interest at rates ranging from 3.25 percent to 9.50 percent	-	$95,502,538

Schedule 2